held by such holder, to the extent exercisable, may be exercised by such holder’s executor, administrator, legal representative or similar person.

      6.12 Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

      6.13 Granting Awards to Foreign Persons. Without the amendment of this Plan, the Committee may grant awards to persons designated by the Committee from time to time, who otherwise are eligible persons under Section 1.4 and who are subject to the laws of foreign countries or jurisdictions. The Committee may grant awards to such persons on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of the laws of other countries or jurisdictions in which the Company or its Affiliates operate or have employees or other persons who are eligible persons under Section 1.4.

      6.14 Additional Provisions Applicable to Options Granted Prior to IPO. In order to comply with certain requirements of the California Corporate Securities Law of 1968, as amended, this Section shall apply to options granted under this Plan prior to an IPO (a “Pre-IPO Option”). The terms set forth in the Agreements pursuant to which Pre-IPO Options are granted on January 31, 2000 (the “January 31, 2000 Options”) relating to (i) the period during which an option may be exercised, (ii) the exercise, cancellation or other disposition of an option upon a termination of employment with the Company of the recipient of such option, whether by reason of Disability, Retirement, death or any other reason, (iii) restrictions on the transferability of an option and (iv) the providing of annual financial statements to the holder of an option are hereby incorporated into this Plan by reference as if set forth herein verbatim and shall apply in all respects only to all Pre-IPO Options granted to eligible persons; provided, however, that Pre-IPO Options may be granted under this Plan having exercise periods different from those of the January 31, 2000 Options so long as each such Pre-IPO Option becomes exercisable at a rate of at least 20% per year during the five-year period commencing on the date of grant of such Pre-IPO Option.

17

EXHIBIT 99.1

FACTORS AFFECTING FUTURE FINANCIAL RESULTS

      This Form 10-Q, our Annual Report to Shareholders, any Form 10-K or Form 8-K or any other written or oral statements made by or on our behalf include forward-looking statements that reflect our current views with respect to future events and financial performance. The forward-looking statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from historical results or anticipated results. These statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

      The following factors could cause our actual results to differ materially from historical results or anticipated results:

Risks That Relate to Our Financial Results and Our Lack of Experience in Managing a Public Company

      There will not be a consistent pattern in our financial results from quarter to quarter, which may result in increased volatility of our stock price.

      We are a professional services organization. A major portion of our revenues is based on the number of hours billed by our professionals and their hourly billing rates. Companies like ours experience variations in profits during the year. There are many reasons for these variations, but they can generally be attributed to the fact that we have limited control over the timing and circumstances under which our services are provided because our business is dependent on the decisions and actions of our clients. For example, a client could delay or cancel a project because the client’s business is experiencing financial problems or because of a slowdown in the economy or uncertainty as to the economy’s future direction. When this happens, it could reduce, eliminate or delay our expected revenues, and we could lose the money that we have spent to obtain or staff the project. Also, the mix of client projects, the personnel required and their billing rates will affect results in our business in a meaningful way. Typically, client service hours are adversely affected during the first half of our fiscal year due to the large number of vacation days and holidays during this period. The demand for our services is also affected by general economic conditions. When economic activity slows down, as is currently the case in the United States, our clients are more likely to decrease their technology budgets and to delay or cancel consulting contracts. In addition, when e-commerce companies face eroding revenues and funding difficulties, they may reduce their spending on consulting services. As a public company, our quarterly financial results will become more important than they were when our business was a part of KPMG LLP. We may not be successful in our efforts to help investors understand the reasons for fluctuations, especially in the face of a broad-based, general economic slowdown. This could lead to large movements in our stock price, both up and down.

      The historical and pro forma financial information in our S-1 Registration Statement may not permit you to predict our company’s costs of operations.

      The historical financial information in our S-1 Registration Statement does not reflect the added costs we expect to incur as a separate public company or the resulting changes that will occur in our capital structure and operations. Because we have been a part of KPMG LLP, we have been able to use money generated or borrowed by KPMG LLP to fund our activities instead of having to sell stock or incur indebtedness from commercial lenders or public debt holders. It could be more expensive for us in the future to acquire equity capital for our business, or to borrow money from unaffiliated lenders than it has been to use funds advanced to us by KPMG LLP. In addition, since we operated as part of the KPMG LLP partnership until January 31, 2000, our business paid no taxes on profits and no salaries were paid to the consulting partners who became our employees after the separation. Therefore, in preparing our pro forma financial information we deducted and charged to earnings the estimated income taxes based on an estimated tax rate, which is likely to be different from our actual tax rate in the future, and the estimated salaries for the consulting partners of KPMG LLP who became our employees after the separation. Included in our expenses are allocations of certain costs incurred by KPMG LLP on behalf of our business. These services could actually be more expensive in the future than is shown in our financial statements and pro forma financial information. Equally important, we cannot assure you that the estimates we used in our financial statements and pro forma financial information will be similar to our actual experience as an independent company. See “Our Arrangements with KPMG LLP —Transition Services Agreement” in our S-1 Registration Statement. For more information on our historical financial statements and pro forma financial information, see “Pro Forma Financial Information” and our combined financial statements and related footnotes in our Registration Statement on Form S-1 (Registration No. 333-36328) (referred to below as “our S-1 Registration Statement”).

      We do not have experience in managing a public company.

      Our management team has historically operated our business as a part of KPMG LLP, which is a privately owned limited liability partnership. Most of the individuals who now constitute our management were partners of KPMG LLP for many years and have never had responsibility for managing a separate, publicly traded company. For more information about our executive officers and certain of our directors, see “Management” in our S-1 Registration Statement.

      We may have difficulty integrating or managing acquired businesses, which may harm our financial results or reputation in the marketplace.

      Recently, we have expanded by making acquisitions, such as the acquisition of Softline Consulting & Integrators, Inc. We have also recently acquired the consulting businesses from the member firms of KPMG International in Argentina, Brazil, Canada, Colombia, Costa Rica, Guatemala, Ireland, Japan, Mexico, the Netherlands Antilles, New Zealand, Nicaragua, South Korea, Peru and Venezuela. Because we do not have significant acquisition experience, we may not succeed at integrating or managing acquired businesses or in managing the larger company that results from these acquisitions. The non-United States KPMG consulting practices or other entities we have acquired may not use the same operating principles or systems used by our company, making the integration more difficult. Client satisfaction or performance problems, whether as a result of integration or management difficulties or otherwise, could have an adverse impact on the reputation of our company.

      Our growth is dependent in part on our ability to make acquisitions, including the acquisitions of non-U.S. KPMG consulting practices, and we risk overpaying for acquired businesses.

      Our growth strategy is dependent in part upon our ability to provide consulting services worldwide, including our ability to develop a presence in Europe. We have explored, on a preliminary basis, with a number of the KPMG International firms in Europe the possibility of acquiring their consulting businesses, and we intend to explore, from time to time, other international expansion opportunities. We cannot assure you that we will be able to reach an agreement with any of these practices or that any agreement we do reach will be on terms favorable to us. We will also continue to evaluate from time to time, on a selective basis, other strategic acquisitions if they will help us obtain well-trained, high-quality professionals, new service offerings, additional industry expertise, a broader client base or an expanded geographic presence. We cannot assure you that we will be successful in identifying candidates or consummating acquisitions on terms acceptable to us. In addition, there can be no assurance that financing for acquisitions will be available on terms acceptable to us, if at all. We may issue shares of our common stock as part of the purchase price for some or all of these acquisitions. Future issuances of our common stock in connection with acquisitions also may dilute our earnings per share.

      Our international operations create special management, foreign currency, legal, tax and economic risks which we may not adequately address.

      We believe that revenues from international operations may account for an increasingly significant amount of our revenues in the future, especially in the event that we continue to acquire non-United States consulting practices. As a result, we are increasingly subject to a number of risks, including:

•	difficulties relating to managing our business internationally;

•	currency fluctuations;

•	restrictions against the repatriation of earnings;

•	the burdens of complying with a wide variety of foreign laws;

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights; and

•	multiple and possibly overlapping tax structures.

      Other factors that can adversely affect international operations are changes in import or export duties and quotas, introduction of tariff or non-tariff barriers and economic or political changes in international markets. If any of these risks materialize, there could be a material negative effect on our company’s operating results.

      We used most of our proceeds from our initial public offering that closed on February 13, 2001 to repurchase a portion of our Series A preferred stock from Cisco, to repay all of our indebtedness to KPMG LLP and to repay in part our outstanding indebtedness under our receivables purchase facility, so our liquidity will depend on internally generated resources, our credit facilities and future sales of our securities.

      We used most of our proceeds from our initial public offering that closed on February 13, 2001 to repurchase a portion of our Series A preferred stock from Cisco, to repay all of our outstanding indebtedness to KPMG LLP and to repay in part our outstanding indebtedness under our receivables purchase facility. See “Use of Proceeds” in our Form 10-Q for the quarter ended December 31, 2000. As a result, only approximately $24.4 million of our proceeds from this offering were available for working capital, and we will continue to depend upon internally generated resources, our credit facilities, and future sales of our securities to meet our cash requirements.

Risks That Relate to the Nature of Our Business

      Our success is largely dependent on our ability to hire and retain talented people at a time when our industry is generally experiencing a shortage of skilled professionals and a high rate of employee turnover.

      Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled professionals. The loss of some or a significant number of our professionals or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to obtain and successfully complete important engagements and thus maintain or increase our revenues. The cumulative annual rate of turnover among our U.S.-based professional consultants was 19.5%, 23.3% and 24.6% for fiscal years 1999 and 2000 and the nine months ended March 31, 2001, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. Qualified consultants are in great demand, particularly in the high tech and communications and content industries, and are likely to remain a limited resource for the foreseeable future. This situation has required us to increase the compensation we pay our professionals at a rate higher than the general inflation rate. Even so, we cannot assure that we will be successful in attracting and retaining the skilled professionals we require to conduct and expand our operations successfully.

      Our ability to retain our managing directors is critical to the success of our business.

      The retention of our managing directors who previously were consulting partners of KPMG LLP is particularly important to our future success. The cumulative annual rate of turnover among our U.S.-based managing directors was 4.7%, 8.4% and 9.5% for fiscal years 1999 and 2000 and the nine months ended March 31, 2001, respectively, excluding any involuntary terminations and terminations as a result of reductions in our workforce. As a result of our change from a partnership to a corporate structure and the creation of stock option programs and other corporate employee benefits, our managing directors have accepted cash compensation that is less than the payments they received as consulting partners of KPMG LLP, and in some cases these reductions have been material. We cannot assure you that the substitution of cash compensation, equity-based incentives and other employee benefits in lieu of partnership profit distributed to consulting partners of KPMG LLP will be sufficient to retain these individuals. In addition, there is no guarantee that the non-competition agreements we have entered into with our managing directors and other senior professionals are sufficiently broad to prevent our consultants from leaving us for our competitors or that such agreements would be upheld by an arbitrator or a court if we were to seek to enforce our rights under these agreements. For more information, see “Business —Employees and Our Culture” and “Our Arrangements with KPMG LLP —Member Distribution Agreements” in our S-1 Registration Statement.

      If we are not able to keep up with rapid changes in technology or maintain strong relationships with software providers, our business could suffer.

      Our market is characterized by rapidly changing technologies, such as the evolution of the Internet, frequent new product and service introductions and evolving industry standards. If we cannot keep pace with these changes, our business could suffer.

      Our success will depend, in part, on our ability to develop service offerings that keep pace with rapid and continuing changes in technology, evolving industry standards and changing client preferences. Our success will also depend on our ability to develop and implement ideas for the successful application of existing and new technologies. We may not be successful in addressing these developments on a timely basis or our ideas may not be successful in the marketplace. Also, products and technologies developed by our competitors may make our services or product offerings less competitive or obsolete.

      We generate a significant portion of our revenues from projects to implement software developed by others, including Oracle Corporation, PeopleSoft, Inc., and SAP America, Inc. Our future success in the software implementation business depends on the continuing viability of these companies and their ability to maintain market leadership. We cannot assure you that we will be able to maintain a good relationship with these companies or that they will maintain their leadership positions in the software market. For more information about our rapidly changing industry, see “Business —Industry Background” in our S-1 Registration Statement.

      The loss of our significant joint marketing relationships could reduce our revenues and growth prospects.

      We have significant joint marketing relationships with Cisco Systems, Inc., FedEx Corporation, Oracle Corporation, Qwest Communications International Inc. and SAP America, Inc. These relationships enable us to increase revenues by providing us additional marketing exposure, expanding our sales coverage, increasing the training of our professionals, and developing and co-branding service offerings that respond to customer demand. The loss of one or more of these relationships could adversely affect our business by decreasing our revenues and growth prospects. Mergers, acquisitions and other business combinations involving one or more of these entities could result in changes in the degree to which they will cooperate with us in joint marketing and product development. Moreover, because most of our significant joint marketing relationships are nonexclusive, if our competitors are more successful in building leading-edge products and services, these entities may form closer or preferred arrangements with other consulting organizations. For more information, see “Business —Our Joint Marketing Relationships” in our S-1 Registration Statement.

      We may lose money if we do not accurately estimate the cost of a large engagement which is conducted on a fixed-price basis.

      A significant percentage of our engagements in our public services industry group is performed on a fixed-price or fixed-time basis. During fiscal years 1999 and 2000 and the nine months ended March

31, 2001, our public services segment revenues represented 28%, 30% and 27%, respectively, of our company’s total revenues. While we do not track the percentage of our engagements which are performed on a fixed-price or fixed-time basis, we believe that only a small percentage of our other engagements are performed on this basis. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. Billing for fixed-time engagements is made in accordance with the engagement terms agreed to with our client. Revenues are recognized based upon professional costs incurred as a percentage of estimated total percentage costs of the respective contract, and unbilled revenues represent revenues for services performed that have not been billed. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price or fixed-time contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business —Sales and Marketing” in our S-1 Registration Statement.

      Our business will be negatively affected if growth of the use of the Internet declines.

      Our business is dependent upon continued growth of the use of the Internet by our clients, prospective clients and their customers and suppliers. The adoption of the Internet for commerce and communications, particularly by those individuals and companies that have historically relied upon alternative means of commerce and communication, generally requires the understanding and acceptance of a new way of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may make their existing personnel and infrastructure obsolete. Published reports indicate that capacity constraints caused by growth in Internet usage may, unless resolved, impede further growth in Internet use. If the number of Internet users does not increase and commerce over the Internet does not become more accepted and widespread, demand for our consulting services may decrease and, as a result, our revenues would decline. The factors that may affect Internet usage or electronic commerce adoption include:

•	actual or perceived lack of security and privacy of information;

•	lack of access or ease of use;

•	congestion of traffic or other usage delays on the Internet;

•	inconsistent quality of service or lack of availability of cost-effective high speed service;

•	increases in access costs to the Internet;

•	excessive governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	reluctance to adopt new business methods;

•	costs associated with the obsolescence of existing infrastructure; and

•	impact of any taxes which may be imposed on transactions using the Internet.

      Our business may be harmed by existing or increased United States and foreign government regulation of the Internet.

      In the United States and abroad, governments have recently passed legislation relating to the Internet. Because these laws are still being implemented, we are not certain how our business will be impacted by them. We may be indirectly affected by this new legislation to the extent it impacts our clients and potential clients. In addition, United States and foreign governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the Internet. We cannot predict if or how any future legislation would impact our business.

      The Internet and systems integration consulting markets are highly competitive and we may not be able to compete effectively.

      The Internet and systems integration consulting markets in which we operate include a large number of participants and are highly competitive. Based on revenues and the number of consultants we have, we are smaller than some of our competitors. In particular, these larger competitors may have the ability to deploy a large number of professionals more quickly in response to an urgent client need, thereby giving them a competitive advantage over us. Our primary competitors come from a variety of market segments, including other information technology service providers, large accounting, consulting and other professional service firms, packaged software vendors and service groups of computer equipment companies.

      Our marketplace is experiencing rapid changes in its competitive landscape. For instance, one of the “Big 5” accounting firms sold its consulting business, the consulting business of another “Big 5” accounting firm has separated from the accounting firm and filed a registration statement for the public offering of its stock, and others have indicated plans or proposals to sell their consulting businesses or to seek capital in the public markets. These changes in our marketplace may create potentially larger and better capitalized competitors with enhanced abilities to attract and retain their professionals. We also compete with our clients’ internal resources, particularly where these resources represent a fixed cost to the client. The competitive nature of our industry may impose additional pricing pressures on us.

      Our ability to compete also depends in part on several factors beyond our control, including the ability of our competitors to hire, retain and motivate skilled professionals, the price at which others offer comparable services and our competitors’ responsiveness. There is a significant risk that this severe competition will adversely affect our financial results in the future. For more information, see “Business —Competition” in our S-1 Registration Statement.

      We currently have only a limited ability to protect our important intellectual property rights.

      We do not have any patents in the United States or any other jurisdiction to protect our products or methods of doing business. Existing laws in the United States offer limited protection for our business, and the laws of some countries in which we provide services may not protect our intellectual property rights even to the same limited extent as the laws of the United States. The provisions in our agreements with clients which protect us against the unauthorized use, transfer and disclosure of our intellectual property and proprietary information may not be enforceable under the laws of some jurisdictions. In addition, we are sometimes required to negotiate limits on these provisions in our contracts.

      Our business includes the development of customized software modules in connection with specific client engagements, particularly in our systems integration business. We frequently assign to clients the copyright and other intellectual property rights in some aspects of the software and documentation developed for these clients. Although our contracts with our clients may provide that we also retain rights to our intellectual property, it is possible that clients will assert rights to, and seek to limit our use of, this intellectual property.

      There can be no assurance that the steps we take will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. For more information, see “Business —Intellectual Property” in our S-1 Registration Statement.

      Our services may infringe upon the intellectual property rights of others.

      We cannot be sure that our services do not infringe on the intellectual property rights of others, and we may have infringement claims asserted against us. These claims may harm our reputation, cost us money and prevent us from offering some services. In our contracts, we agree to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into royalty or licensing arrangements. For more information, see “Business —Intellectual Property” in our S-1 Registration Statement.

      We may face legal liabilities and damage to our professional reputation from claims made against our work.

      Many of our engagements involve projects that are critical to the operations of our clients’ businesses. If we fail to meet our contractual obligations, we could be subject to legal liability, which could adversely affect our business, operating results and financial condition. The provisions we typically include in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions. We have experienced liability claims in the past which have resulted in litigation expenses and payments for settlements. It is likely, because of the nature of our business, that we will be sued in the future. Moreover, as a consulting firm, we depend to a large extent on our relationships with our clients and our reputation for high caliber professional services and integrity to retain and attract clients and employees. As a result, claims made against our work may be more damaging in our industry than in other businesses.

Risks That Relate to Our Relationship with KPMG LLP and its Related Entities

      The agreements relating to our separation from KPMG LLP were not negotiated on an arm’s-length basis, and there is no assurance that these agreements are on terms comparable to those that could have been obtained from unaffiliated third parties.

      As part of our separation from KPMG LLP, we entered into a separation agreement which governed the transfer of the assets and liabilities relating to our business and contained indemnification provisions between us and KPMG LLP. We have also entered into a non-competition agreement with KPMG LLP that specifies which services will be offered by us and which by KPMG LLP. These agreements are not the result of arm’s-length negotiations, and therefore we cannot assure you that their terms are comparable to the terms we could have obtained from unaffiliated third parties.

      Under our transition services agreement, KPMG LLP will provide us for varying periods of time with basic administrative, clerical and processing services in areas such as accounting support, technology support, human resources, employee benefits and office space support. The fees we pay for many of these services are based on the total costs of providing these services on a centralized basis to both our company and KPMG LLP. We will be assessed an allocated portion of these costs based on the relative headcount, usage and other factors of our company and KPMG LLP. However, because these agreements were negotiated in the context of a “parent-subsidiary” relationship and were not the result of arm’s-length negotiations, we may pay more or less for such services and receive better or worse service than if we had purchased such services from third party providers. For further information, see “Our Arrangements with KPMG LLP” in our S-1 Registration Statement.

      The termination of services provided under the transition services agreement could involve significant expense which would adversely affect our financial results.

      The services offered under the transition services agreement generally expire on February 13, 2004. Use of the information technology and related processing systems will expire on February 13, 2005. It is the intent of the parties that, during the term of the agreement, our company will wind down its receipt of services from KPMG LLP and will develop our own internal infrastructure and support capabilities or seek third party providers of such services.

      To the extent that the amount we pay KPMG LLP for any particular services under the transition services agreement is less than the fee we would be charged by a third party in an arm’s-length transaction, the expiration or termination of the transition services agreement could result in an additional expense which would adversely affect our financial results.

      In addition, as we terminate or wind down the receipt of services from KPMG LLP, we will be obligated to pay to KPMG LLP any “termination costs” incurred as a result of KPMG LLP having made investments in systems, personnel or other assets assuming our company would remain a part of KPMG LLP. Termination costs include those costs incurred or to be incurred by KPMG LLP from the termination or winding down of a service as a result of KPMG LLP’s investment in and development of shared infrastructure and national support capabilities, such as unneeded personnel, unnecessary software licensing arrangements, investments in technology and any related costs of termination. For more detailed information on the transition services agreement and the calculation of termination costs, see “Our Arrangements with KPMG LLP —Transition Services Agreement” in our S-1 Registration Statement.

      The member firms of KPMG International have the right to conduct business under the name “KPMG Consulting,” which may cause confusion among clients and investors.

      On February 13, 2001, we entered into a limited license agreement with KPMG International. The agreement granted us the right to use the KPMG name for a period of up to four years after February 13, 2001. However, because the grant of the name is not exclusive to our company, member firms of KPMG International will also have the right to market consulting services under the name “KPMG Consulting” in countries where we have not acquired the consulting practice of the member firm. Consequently, the KPMG International member firms in Europe and Asia, excluding those member firms who have sold us their consulting businesses, may conduct business in their countries under the same name as our company. KPMG International will use its best efforts to cause these member firms to distinguish themselves from our company. Nonetheless, there is a potential for clients, investors and analysts to confuse our company with these other businesses. Adverse publicity regarding another “KPMG Consulting” firm may damage our reputation as well as negatively affect our revenues or our efforts to expand our revenues. For more information, see “Our Arrangements with KPMG LLP —Limited License Agreement” in our S-1 Registration Statement.

      We have agreed not to compete with member firms of KPMG International in countries where we have not acquired the consulting practice of the member firm, which may limit our ability to develop a global company.

      In the limited license agreement with KPMG International relating to our right to use the KPMG name, we have agreed not to compete with a member firm of KPMG International outside of our “operating territories,” which is defined to mean the territories of member firms or subsidiaries whose consulting practices we have acquired. In addition, we have agreed not to solicit or hire any partner or employee of a member firm without the consent of the firm. These restrictions will apply until the later of (i) December 31, 2001 or (ii) six months after we have notified KPMG International that we will terminate the limited license agreement, but in no case later than February 13, 2005. The agreement provides that if we are providing consulting services and products on a project primarily based in our operating territories, we will be permitted to engage any person, firm or entity that is not a member firm of KPMG International to deliver consulting services and products for the portion of the services or products to be provided on the project outside of our operating territories. The effect of these restrictions may be to limit our ability during the non-competition period to expand our physical presence in Europe and Asia, other than in those territories where we have purchased the consulting business of a KPMG International member firm or subsidiary, unless we obtain the consent of the local KPMG International member firm or subsidiary or acquire its consulting practice. This, in turn, may adversely affect our ability to compete against global consulting firms. For more information, see “Our Arrangements with KPMG LLP —Limited License Agreement” in our S-1 Registration Statement.

      The termination of the use of the KPMG name by our company may cause us to lose brand and market recognition.

      Our agreement with KPMG International regarding the use of the KPMG name requires us to change our name within four years after February 13, 2001. Changing our name will require us to establish a new brand identity, and we cannot assure that we will be able to do so successfully. This could adversely affect our operations by limiting our ability to gain new contracts and/or by increasing our marketing costs to establish our branding and name recognition.

      The non-competition agreement with KPMG LLP prohibits us from providing certain services and may limit our ability to effectively move into certain new services in the future.

      Our non-competition agreement with KPMG LLP prohibits us from offering tax or assurance services, including attestation and verification services, and defined consulting services which were historically and will continue to be provided by KPMG LLP’s tax and assurance practices, such as certain business risk and technology risk management services and other services utilizing KPMG LLP’s proprietary business measurement process as a platform for the delivery of such services. KPMG LLP will continue to offer these services. This prohibition may limit our ability to serve our clients.

      In the event that both we and KPMG LLP desire to provide a new type of service or in the event we cannot agree with KPMG LLP as to who has the right to provide an existing service, the non-competition agreement provides a framework for resolving such disputes. However, if this process fails to resolve any such dispute in a timely and efficient manner, we may lose the opportunity to enter into a new market or pursue sales leads on a timely basis. In addition, ongoing disputes with KPMG LLP as to who can provide a type of existing or new service may result in both us and KPMG LLP bidding on similar work which, in turn, may damage our reputation in the marketplace.

      For more information on the non-competition agreement and the services we may not provide, see “Our Arrangements with KPMG LLP —Non-Competition Agreement” in our S-1 Registration Statement.

      We cannot assure you that KPMG LLP will not provide systems integration and integrated solutions consulting services after the expiration of the non-competition agreement.

      During the five year term of the non-competition agreement, KPMG LLP will be prohibited from offering systems integration and integrated solutions consulting services, which is the consulting business transferred by KPMG LLP to our company. KPMG LLP informed us prior to the completion of our initial public offering that it has made no determination as to whether it will provide any systems integration and integrated solutions consulting services following the expiration of the five-year period. KPMG LLP has no obligation to inform us of its intentions, and it is possible that KPMG LLP may provide systems integration and integrated solutions consulting services after the expiration of this agreement. For more information on the non-competition agreement, see “Our Arrangements with KPMG LLP —Non-Competition Agreement” in our S-1 Registration Statement.

      We cannot assure you that our separation from KPMG LLP will not have an adverse effect on some of our client relationships.

      A portion of our clients are also audit clients of KPMG LLP. Of our top 150 clients, as measured by revenues in fiscal year 2000, 28 clients, or 19%, were also audit clients of KPMG LLP. These 28 clients represented approximately 21% of fiscal year 2000 revenues we received from our top 150 clients. During fiscal year 2000, we added approximately 745 new clients. Of this total, 99 clients, or 13%, were also audit clients of KPMG LLP. While we do not believe that audit clients have generally hired us because we were part of KPMG LLP, we cannot assure you that our separation from KPMG LLP and the complete divestiture by KPMG LLP of its holdings of our common stock will not adversely affect these clients’ relationships or our ability to obtain new engagements.

Risks that Relate to Our Relationship with Cisco

      Our alliance agreement with Cisco may require us to make investments in personnel and equipment even if we do not generate sufficient corresponding revenues for us, which may decrease our net income.

      Under our alliance agreement with Cisco, we have agreed to increase the number of consultants trained to perform certain tasks by certain dates. To meet these goals, we will need to hire new personnel and invest in training new and existing personnel. In addition, we have committed to building six solution centers which provide clients advanced technology equipment to develop, demonstrate and provide training on our service offerings using Cisco hardware. The alliance agreement with Cisco requires us to meet these training and solution center development schedules even in the event that the results of our operations do not justify such activities. If the anticipated benefits of our alliance with Cisco do not materialize, or fail to materialize in the time frame we anticipate, and we nonetheless have to hire additional consultants or make additional investments in Cisco-related equipment, it could adversely affect our profitability.

      Our alliance agreement with Cisco does not prevent Cisco from entering into similar agreements with our competitors, and any agreements with competitors might diminish the effectiveness of our relationship with Cisco without reducing our obligations under the alliance agreement.

      As a part of our alliance agreement with Cisco, we have agreed to make investments in personnel, training and equipment and to limitations on our ability to jointly market with Lucent Technologies Inc., Nortel Networks Corporation, Alcatel S.A. or Juniper Networks. These obligations and restrictions will remain in place even if Cisco enters into a similar arrangement with one of our competitors. We believe, based on published reports, that Cisco has entered into joint marketing agreements with certain of our competitors, including Cap Gemini Ernst & Young and PricewaterhouseCoopers LLP. To the extent that either of these arrangements or any future arrangements entered into by Cisco and our other competitors are similar in nature and scope to our agreement, the effectiveness of our joint marketing efforts may be negatively impacted and our relationship with Cisco may generate lower revenues than we anticipate, which could adversely affect our profitability.